May 2, 2012

BY EDGAR AND FEDEX

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Motorola Mobility Holdings, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 17, 2012

File No. 001-34805

Dear Mr. Spirgel:

Set forth below are the responses of Motorola Mobility Holdings, Inc. (“Motorola Mobility” or the “Company”) to the follow-up comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the response letter addressed to Sanjay K. Jha, Chief Executive Officer, dated April 4, 2012, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011 filed February 17, 2012. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type.

General

1.

Please update us on your direct and indirect contacts with Iran, Syria, Sudan and Cuba since your predecessor Motorola, Inc.’s letter to us of July 18, 2008. We note that Future Information Technology Company (“FITCO”) states on its website that it is the first official distributor of Motorola in Iran. Advanced International Electronic Equipment Company (“AIEE”) states on its website that it is a Motorola joint venture company based in the Middle East that provides equipment and services to Middle Eastern countries including Syria. In addition, a 2011 news article reports that Motorola and several other Western companies participated in Iran’s 2010 International Telecommunications Trade Fair. 2010 and 2011 articles report Motorola and other American products being sold in Iran despite U.S. sanctions. It is not clear whether these articles and websites are referencing your products or Motorola Solutions’ products. Iran, Syria, Sudan and Cuba are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about those countries. However, it includes disclosure that you operate in the Middle East, Africa and Latin America, regions that can be understood to include the referenced countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, or other direct or indirect arrangements, since the July 2008 letter. Your response should describe any products, materials, technology, equipment or services you have provided, directly or indirectly, to the referenced countries, including any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:

Motorola Mobility and its subsidiaries do not maintain direct or knowingly indirect contacts with any entities located in or controlled by the referenced countries and would only anticipate doing so if allowed under U.S. regulations. The Company does not provide any products, equipment, technology or services to Iran, Syria, Sudan or Cuba. Further, Motorola Mobility did not apply for export licenses to Iran, Syria, Sudan or Cuba.

Motorola Mobility performs due diligence pre-screening of its customers and third party sales representatives. Further, Motorola Mobility as a matter of general practice requires customers and third party sales representatives to agree to comply with U.S. export regulations, including re-exportation controls, and limits authorized territories.

On July 8, 2010, while we were a part of Motorola, Inc. we attempted to provide a cease and desist letter to FITCO for its incorrect representations that FITCO was an official distributor of Motorola in Iran and Motorola demands included that FITCO refrain from misrepresenting its connection to Motorola. We believe the contact information provided on their website was incorrect and despite multiple efforts to contact them, we do not have confirmation that any of our attempts were received.

Motorola Mobility is not an owner or otherwise involved in the ownership of the joint venture with AIEE post-separation from Motorola, Inc. (now Motorola Solutions, Inc.). Motorola Mobility has a commercial relationship with AIEE which is contractually limited to the territory of Kuwait. In the second quarter of 2009 and the first quarter of 2010, Motorola, Inc. entered into a term sheet with AIEE (the “2009 and 2010 AIEE Term Sheets”) under a pre-existing distribution agreement from 2006 (the “2006 AIEE Distribution Agreement”) for the distribution of certain Motorola products with an authorized territory confined to Kuwait. The 2009 and 2010 AIEE Term Sheets and 2006 AIEE Distribution Agreement prohibit sales outside of the authorized territory of Kuwait and AIEE is required to include these restrictions in all reseller agreements they may enter into. In October 2010, the 2006 AIEE Distribution Agreement was assigned to a subsidiary of Motorola Mobility, Inc. in connection with the reorganization of Motorola, Inc. in anticipation of the separation of the company into two publicly-traded companies which occurred on January 4, 2011. The Company may continue to do business with AIEE under similar contractual terms limited to the territory of Kuwait only.

We do not have any record and were not able to confirm any Motorola Mobility participation in Iran’s 2010 International Telecommunications Trade Fair.

While we are aware of periodic news reports indicating the presence of Motorola branded consumer products in the referenced countries, we do not and will not knowingly sell any of our products if it is determined that the end destination is a country subject to U.S. sanction or embargo.

2.	Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Response:

The Company does not maintain material contacts with Iran, Syria, Sudan or Cuba, as described above in response to Question 1. Further, the matters raised by the Staff’s letter do not pose a material investment risk to Motorola Mobility’s stockholders, whether measured quantitatively or qualitatively.

* * * *

In connection with the responses in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (858) 404-3572.

Sincerely,

/s/ Carol H. Forsyte
Carol H. Forsyte
Secretary and Corporate Vice President, Law
Motorola Mobility Holdings, Inc.

cc:     Mr. Jonathan Groff, Staff Attorney

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